SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 000-21742

                             Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                           England
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Attached herewith as Exhibit 99.1 is a press release, dated July 18, 2011, whereby Subsea 7 S.A. (the “Company”) announced the award of a contract valued at approximately $80 million from Chevron Australia Pty Ltd for the Chevron-operated Gorgon Project, offshore Western Australia.

The work involves the transportation and installation of subsea umbilicals and structures from Barrow Island – 56km off the north-west coast of Western Australia, to the Gorgon and Jansz Fields.

The Gorgon and Jansz umbilicals are 59km and 135km in length respectively. These will be transported from Europe to Australia onboard the Seven Seas, and then installed from the vessel in water depths of up to 1,350m using the onboard advanced deepwater flex-lay system. A major trenching scope of work, of up to 70km, will also be undertaken from the Rockwater 2, to stabilize and protect the main umbilicals.

Project management and engineering will commence immediately from the Company’s office in Perth, Australia, with offshore operations scheduled to commence in early 2013.

The Gorgon Project is one of the world's largest natural gas projects and the largest single-resource project in Australia's history. It is operated by Chevron and is a joint venture of the Australian subsidiaries of Chevron (approximately 47%), ExxonMobil (25%) and Shell (25%), Osaka Gas (1.25%), Tokyo Gas (1%) and Chubu Electric Power (0.417%).

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.   These forward-looking statements include, but are not limited to statements as to the value of the awarded contract, statements as to the date of commencement of the awarded contract and statements as to the scope and location of our work thereunder. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: July 18, 2011	By:	/s/ Jean Cahuzac
		Name:	Jean Cahuzac
		Title:	Chief Executive Officer